FOR IMMEDIATE RELEASE:

CanAlaska Uranium Limited to be featured on Alexander Haig’s

21st Century Business Television series

January 26th & 27th 2008 on Fox Business Network

 (as paid programming)

 For air schedule, click link below:

http://www.21cbtv.com/broadcast/1917.htm

Boca Raton, FL (January 23, 2008) --- Multi-Media Productions (USA), Inc. announces that CanAlaska Uranium will be featured on 21st Century Business, hosted by General Alexander Haig.

In response to global uncertainties regarding the supply of crude oil as a clean energy alternative, nuclear power is fast emerging as a primary source of energy.  On this segment of 21st Century Business, Peter Dasler, President & CEO of CanAlaska Uranium Limited, and Emil Fung, Vice President of Corporate Development discuss this growing concern.

Peter Dasler states:  “CanAlaska Uranium’s mission is to discover one or more world-scale  deposits to meet the significant emerging global demand for uranium.  We have assembled a highly-experienced uranium exploration team and a large prospective property portfolio in northern Canada’s Athabasca Basin, supplier of 25% of the world’s uranium and home to the world’s richest uranium deposits”.  Emil Fung added, “Our strategic vision and exploration expertise has been recognized by major international conglomerates such as Mitsubishi Development Pty., and a Korean Consortium comprising Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.  Together with other exploration partners, CanAlaska has received over $40 mil. in financial commitments towards exploration of its project portfolio in the Athabasca Basin -  a region commonly recognized for its global energy significance as the Saudi Arabia of Uranium”.

Vice President of Programming for Multi Media Productions (USA), Inc., JL Haber, added, “As the demand for clean energy alternatives grows, both internationally and domestically, CanAlaska Uranium Limited has positioned itself to meet this ever increasing demand. We are excited to have them as a guest on our program.”

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  In addition, exploration of CanAlaska’s Cree East Project has commenced under a C$19 mil. agreement executed with a consortium led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

For more information visit www.canalaska.com

About 21st Century Business

21st Century Business airs on CNBC (as paid programming) and the Bravo! Network (as paid programming). 21st Century Business may also be viewed on US Airways in-flight TV, or through video on demand via www.21cbtv.com. The 21CBTV Series is also available at more than 90 prestigious college universities, including Carnegie Mellon University, Howard University, Dartmouth College and Georgetown University.

For specific market-by-market air dates and times, please Click here or e-mail Moniqueh@mmpusa.com. For more information, please visit www.21cbtv.com.

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